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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 47828

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vista Financial Services, Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Executive Parkway Suite 400
(No. and Street)

Hudson Ohio 44236
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark H. Fischer, CFA, Vice President (330) 655-2868
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lomax, Soful, & Foster, Inc.
(Name — *if individual, state last, first, middle name*)

1741 Akron Peninsula Road Akron, Ohio 44313
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mark H. Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vista Financial Services Corp, as of Dec 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

My Commission Expires 01/28/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISTA FINANCIAL SERVICES CORPORATION

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Lomax, Soful, & Foster, Inc.
1741 Akron-Peninsula Road
Akron, Ohio 44313-5157

330-928-6400
FAX - 330-928-5861

Members of:
American Institute of Certified Public Accountants
& Ohio Society of Certified Public Accountants.

Lomax, Soful, & Foster
Since 1929
Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

Vista Financial Services Corporation
85 EXECUTIVE PARKWAY SUITE #400
Hudson, Ohio 44236-1691

To the Board of Directors :

We have audited the accompanying balance sheets of Vista Financial Services Corporation as of December 31, 2001 and 2000, and the related statements of income, retained deficit, and cash flows for the twelve months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Financial Services Corporation as of December 31, 2001 and 2000, the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Lomax, Soful, & Foster, Inc.
Certified Public Accountants

February 22, 2002

VISTA FINANCIAL SERVICES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

	Dec. 31, 2001	Dec. 31, 2000
ASSETS		
Cash - Fifth Third Bank	$ 25,979	$ 0
Cash - Star Bank Checking	0	5,613
Kemper CEF Money Market	70	68
Marketable Securities	3,605	3,538
Escrow Deposit Account	25,000	25,000
Commissions Receivable	30,592	42,916
Furniture & Equipment	45,766	36,318
Accum. Depr. - Furn & Equip	(36,299)	(29,227)
Leasehold Improvements	8,817	8,817
Accum. Depr. - Leasehold	(4,409)	(3,149)
Licenses	5,003	5,003
Accum. Amort. - Licenses	(2,307)	(1,974)
Due fm. Vista Financial Group	52,784	42,656
Total Assets	$ 154,601	$ 135,579
LIABILITIES AND STOCKHOLDERS' EQUITY		
Commissions Payable	$ 1,722	$ 25,031
Accrued Payroll	13,295	0
Local Payroll Tax W/H	644	0
Accrued Pension	121	0
Common Stock : $100 par value Authorized 850 shares, Issued 250 shares	25,000	25,000
Paid In Capital	147,794	147,794
Net Unrealized Losses on Securities Available for Sale	(136)	(204)
Retained Deficit	(33,839)	(62,042)
Total Liabilities and Stockholders' Equity	$ 154,601	$ 135,579

See Accompanying Notes and Auditor's Report

VISTA FINANCIAL SERVICES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDING
DECEMBER 31, 2001 AND 2000

	Dec. 31, 2001	Dec. 31, 2000
Revenues		
Commission Income	$ 532,362	$ 681,654
Total Revenues	532,362	681,654
Operating Expenses		
Salaries	186,753	42,700
Payroll Taxes	13,682	3,265
Insurance	12,589	4,423
Bank Charges	0	206
Dues	1,667	1,606
Taxes - State Franchise	396	349
Taxes - Unemployment	168	0
401K Employer Match	1,890	0
Utilities	2,129	2,604
Rent	30,393	29,874
Equipment Rental	7,207	7,550
Telephone	9,982	9,468
Legal & Accounting Fees	6,495	4,950
Computer Expense	650	370
Outside Services	1,904	975
Postage	2,150	2,375
Repairs & Maintenance	2,263	2,135
Office Supplies	6,949	0
Travel	557	0
Management Fee	75,895	0
Commission Expense	96,340	516,864
Trade Clearing Charges	13,668	21,924
Other Clearing Charges	6,085	3,819
Execution Charges	0	26
Permits & Licenses	5,726	7,482
Seminars/Meetings	12,146	0
Education	260	1,094
Amortization Expense	334	334
Depreciation Expense	8,332	6,946
Total Operating Expenses	506,610	671,339
Net Operating Income (Loss)	25,752	10,315
Other Income (Expense)		
Transaction Fee Credit	871	1,434
Interest Income	1,579	3,389
Gain/(Loss) on Sale of Assets	0	(1,108)
Total Other Income and Expenses	2,450	3,715
Net Income (Loss)	$ 28,202	$ 14,030

VISTA FINANCIAL SERVICES CORPORATION
STATEMENTS OF RETAINED DEFICIT
FOR THE 12 MONTHS ENDED
DECEMBER 31, 2001 AND 2000

	Dec. 31, 2001	Dec. 31, 2000
Retained (Deficit) at Beginning of Year	$ (62,042)	$ (76,073)
Net Income (Loss) for the Year	28,202	14,030
Rounding	1	1
Retained (Deficit) at End of Year	$ (33,839)	$ (62,042)

See Accompanying Notes And Auditor's Report

VISTA FINANCIAL SERVICES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE 12 MONTHS ENDED
DECEMBER 31, 2001 AND 2000

	Dec. 31, 2001	Dec. 31, 2000
Cash Flows from Operating Activities :		
Net Income (Loss)	$ 28,202	$ 14,030
Loss on Disposal of Equipment	-0-	1,111
Adjustments to Reconcile Net Loss to Cash Used by Operating Activities :		
Depreciation Expense	8,332	6,946
Amortization Expense	334	333
(Increase) Decrease in Commissions Rec.	12,324	(30,023)
(Increase) Decrease in Rec. fm. VFG	(10,128)	(9,176)
(Increase) Decrease in Employee Advances	-0-	-0-
Increase (Decrease) in Payroll Liabilities	14,061	-0-
Increase (Decrease) in Commissions Pay.	(23,309)	14,813
Net Cash Provided by Operating Activities	29,816	(1,966)
Cash Flows from Investing Activities :		
Purchase of Computer Equipment	(9,448)	-0-
Purchase of Marketable Securities	-0-	(3,742)
Net Cash (Used) by Investing Activities	(9,448)	(3,742)
Net Increase (Decrease) in Cash	20,368	(5,708)
Cash at December 31, 2000 and 1999	5,681	11,389
Cash at December 31, 2001 and 2000	$ 26,049	$ 5,681
Supplemental Disclosure of Cash Flow Information:		
Cash Paid for Federal Income Taxes	$ -0-	$ -0-

See Accompanying Notes And Auditor's Report

VISTA FINANCIAL SERVICES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a regional brokerage house.

Cash Equivalents

All highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

Capital Stock

The $25,000 capital stock consists of 250 issued shares (out of 850 authorized shares) of $100 par value.

Escrow

An initial deposit of $25,000 to a clearing corporation will not be returned for at least one year. This is reflected on the balance sheet as $25,000 Escrow Deposit.

Property and Equipment

Property and equipment are recorded at cost and depreciated using a straight line method over the estimated useful lives of the assets. Maintenance and repairs are charged to income as incurred.

Accounts Receivable

No allowance for bad debts is deemed necessary because all of the receivables are believed to be fully collectible.

Paid in Capital

Included in paid in capital are certain expenses which are paid by the Company's parent company (Vista Financial Group).

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, cont.

Investment in Debt and Equity Securities

Investments in debt and equity securities consist of common stock. The Company classifies investments into three categories based on its intent regarding the holding of such securities. The Company determines the appropriate classifications at the time of purchase and reevaluates such designation as of each balance sheet date. Equity securities are classified as either trading securities or available-for-sale securities. Such securities are reported at fair market value in the balance sheet. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Unrealized holding gains and losses on securities classified as trading are reported in earnings. During the year ending or at December 31, 2000, the Company had no trading securities.

Realized gains or losses from the sales of investments are based on the specific identification method.

Note 2. USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Note 3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of cash, investments, trade account receivable and certain other off-balance-sheet financial instruments.

The company maintains cash and cash equivalents, short- and long-term investments and certain other off-balance-sheet financial instruments with various financial institutions. Company policy is designed to limit exposure with any one institution. As part of its cash and risk management process, the company performs

Note 3. CONCENTRATIONS OF CREDIT RISK, cont.

periodic evaluations of the relative credit standing of the financial institutions. The company has not sustained material credit losses from these instruments.

Note 4. LICENSES

The company purchased security licenses totaling $5,003. They are being amortized over 15 years. The net value of these licenses at December 31, 2001 and 2000 are $2,696 and $3,029, respectively.

Note 5. RELATED PARTY TRANSACTIONS

The company shares office space in the same building as the parent company, Vista Financial Group. Expenses are allocated, including rent, utilities, and office support staff. Currently, there is an amount due from the parent in the amount of $52,784 while for 2000 the amount due was $42,656.

Total related party expenses for 2001 and 2000 are as follows:

	2001	2000
Rent	$ 30,393	$ 29,874
Utilities	2,129	2,604
Telephone	9,982	9,468
Postage	2,150	2,375
Equip Lease	7,207	7,550
Repairs/Maint	2,263	2,135

Note 6. INCOME TAXES

The company has adopted FASB Statements No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. The deferred tax liability results from the use of accelerated methods of depreciation of property and equipment and the reduction of the tax basis of property and equipment for investment tax credit.

Because the company is part of a controlled group and has loss carryforwards that exceed current year income, no provision for income taxes has been made.

Note 7. INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investment in debt and equity securities are classified as follows:

Available-for-sale	$ 3,605
Held-to-maturity	-0-
	$ 3,605

Aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost by major security type and classification are as follows:

	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:				
Common Stock	$ 3,605	n/a	$ -0-	$(136)
Preferred Stock	-0-	n/a	-0-	-0-
	$ 3,605	n/a	$ -0-	$(136)

Note 8. RETIREMENT PLAN

The Company started a profit sharing plan with 401(k) on January 1, 2001. The Company matches 47% of employees' contributions. The contribution expense at December 31, 2001 is $1,890.

Auditor's Report on Material Inadequacies

Board of Directors
Vista Financial Services Corporation

We have audited the accompanying financial statements of Vista Financial Services Corporation for the twelve months ended December 31, 2001 and 2000, and have issued our report thereon dated February 22, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. During the course of our audit, we found no instance of any material inadequacies to report on.

Lomax, Soful, & Foster, Inc.
Akron, Ohio

February 22, 2002

Auditor's Report on Supplementary Information
Required by Rule 15c 3-1 of the Securities and Exchange Commission

Board of Directors
Vista Financial Services Corporation

We have audited the accompanying financial statements of Vista Financial Services Corporation for the twelve months ended December 31, 2001 and 2000, and have issued our report thereon dated February 22, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c 3-1 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lomax, Soful, & Foster, Inc.
Akron, Ohio

February 22, 2002

VISTA FINANCIAL SERVICES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001 AND 2000

	Dec. 31, 2001	Dec. 31, 2000
Net Capital		
Stockholders' equity qualified for net capital	$ 138,819	$ 110,548
Deductions and/or charges		
Nonallowable Assets :		
Licenses	2,696	3,029
Fixed Assets (net)	13,875	12,759
Unsecured loans	52,784	42,656
Securities not readily marketable	3,300	3,300
Net Capital before Haircuts on Securities Positions	66,164	48,804
Haircuts on Securities :		
Trading and investing securities	(47)	(37)
Net Capital	$ 66,117	$ 48,767
Aggregate Indebtedness :		
Accounts Payable	$ 15,782	$ 25,031
Computation of net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital at 1500 %	$ 61,117	$ 43,767
Ratio : Aggregate indebtedness to net capital	**.24 to 1**	**.51 to 1**

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2001):

Net Capital, as recorded in Company's Part II (Unaudited Focus Report)	$ 67,841
Audit adjustment regarding understated liabilities	(1,724)
Net Capital	$ 66,117

See Auditor's Report on Supplementary Information